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    scitex
                                                                            NEWS


FOR IMMEDIATE RELEASE

          SCITEX IS IN AN ADVANCED STAGE FOR THE SALE OF SDP BUSINESS

TEL AVIV,  ISRAEL - NOVEMBER 24, 2003.  Scitex  Corporation Ltd. (NASDAQ & TASE:
SCIX) reported that its two major shareholders, Clal Industries and Investments Ltd. and Discount Investments Corporation Ltd, have today announced that, in reference to a newspaper article published this morning in Israel, they are not conducting negotiations to sell their holdings in Scitex.

Further to a recent press release of Scitex, in which Scitex announced that it was reviewing strategic alternatives for SDP, Scitex stated that it is in an advanced stage of negotiations for the sale of the business of SDP.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and affiliates, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

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EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS
RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH
ARE  BEYOND  THE   COMPANY'S   CONTROL)  MAY  BE   IDENTIFIED   BY  THE  USE  OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, (8) UNCERTAINTY OF OUTCOME OF SHAREHOLDERS LITIGATION AND (9) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY
FORWARD-LOOKING   STATEMENTS  TO  REFLECT  THE   OCCURRENCE  OF  ANTICIPATED  OR
UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

CONTACTS
--------

Yahel Shachar                               Carla Stanaford
Scitex Corporation Ltd.                     Scitex Digital Printing, Inc.
Chief Financial Officer                     Corporate Communications Coordinator
Tel: +972.3.607.5744                        Tel: +1.937.259.3191
Fax: +972.3.607.5756                        Fax: +1.937.259.3386
EMAIL: yahel.shachar@scitex.com             EMAIL: cstanafo@scitexdpi.com